Delisting Determination,The Nasdaq Stock Market, LLC,
June 23, 2009, ZVUE Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of ZVUE Corporation
(the Company), effective at the opening of the trading session on July 6, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5620(a) and 5620(b). (Those Rules were enumerated as Rules 4350(e) and 4350(g) at the time of the determination.)
The Company was notified of the Staffs determination on January 2, 2009. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Listing Rules: 5620(a) and 5620(b). The Company was notified of the Panels decision on February 24, 2009 and trading in the Companys securities was suspended on February 26, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on April 13, 2009.